UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ANDREWS, DUANE P.
   1710 GOODRIDGE DRIVE
   MCLEAN, VA  22102-3799
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   OCTOBER 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CORPORATE EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |10/7/9|M   | |2,302             |A  |N/A        |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |10/7/9|F   | |817               |D  |$19.36     |113,581            |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |8,389 (1)          |I     |By 401(k) Plan             |
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Class A Common Stock       |      |    | |                  |   |           |4,493              |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Share Units (Phantom S|1 for 1 |10/7/|M   | |2,302 (6)  |D  |10/7/|(5)  |Class A Comm|2,302 (|N/A    |4,606 (6)   |D  |            |
tock) (3)             |        |99   |    | |           |   |99 (4|     |on Stock    |6)     |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Share Units (Phantom S|1 for 1 |     |    | |           |   |10/1/|(5)  |Class A Comm|4,568 (|N/A    |4,568 (6)   |D  |            |
tock) (3)             |        |     |    | |           |   |01 (4|     |on Stock    |6)     |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period of July 1, 1999 through September 30, 1999, the reporting person acquired 196 shares of
SAIC Class A Common Stock under the 401(k) Plan, as adjusted to reflect the stock split on August 31, 1999. The balance is pursuant to the reporting person's most recent account statement available.
(2) By SAIC Employee Stock Retirement
Plan.
(3) Pursuant to the SAIC Management Stock Compensation
Plan.
(4) The share units vest in one-third increments on the fifth, sixth and seventh anniversary of the award and convert to SAIC Class A Common
Stock.
(5) Unvested share units are cancelled upon termination of
employment.
(6) As adjusted to reflect the 4-for-1 stock split on August 31,
1999.
SIGNATURE OF REPORTING PERSON
By: D. Garrett, Attorney-in-fact, for D.P. Andrews
DATE
November 8, 1999